          Prospectus Supplement to Prospectus dated December 30, 1997

                                  $50,000,000

                     LOGO OF GULF POWER COMPANY APPEARS HERE

                Series B 7.05% Senior Notes due August 15, 2004

                               ---------------

Gulf Power Company will pay interest on the Series B Senior Notes on February 15 and August 15 of each year. The first payment will be made on February 15, 2000. The Series B Senior Notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                               ---------------

                                                            Per
                                                         Series B
                                                        Senior Note    Total
                                                        ----------- -----------
Initial Public Offering Price*.........................   99.935%   $49,967,500
Underwriting Discounts and Commissions.................    0.227%   $   113,500
Net Proceeds, before expenses, to Gulf Power Company...   99.708%   $49,854,000

                               ---------------

* The initial public offering price set forth above does not include accrued interest, if any. Interest on the Series B Senior Notes will accrue from the date the Series B Senior Notes are issued.

The underwriters expect to deliver the Series B Senior Notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August 24, 1999.

                               ---------------

Bear, Stearns & Co. Inc__________________________Banc.One Capital Markets, Inc.


           The date of this Prospectus Supplement is August 17, 1999

                                  THE COMPANY

  Gulf Power Company (the "Company") is a corporation organized under the laws of the State of Maine on November 2, 1925, and admitted to do business in Florida on January 15, 1926, in Mississippi on October 25, 1976 and in Georgia on November 20, 1984. The mailing address of the Company's principal executive offices is One Energy Place, Pensacola, Florida 32520-0102, and the telephone number is (850) 444-6111. The Company is a wholly owned subsidiary of The Southern Company.

  The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 7,400 square mile service area within the northwestern portion of the State of Florida.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1999, and as adjusted to reflect the issuance of the Series B Senior Notes. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                         As of June 30, 1999
                                                       -----------------------
                                                        Actual   As Adjusted
                                                       -------- --------------
                                                         (Thousands, except
                                                            percentages)
Common Stock Equity................................... $415,578 $415,578  47.6%
Cumulative Preferred Stock............................    4,236    4,236   0.5
Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trusts Holding Company
 Junior Subordinated Notes............................   85,000   85,000   9.7
Senior Notes..........................................   50,000  100,000  11.5
Other Long-Term Debt..................................  267,497  267,497  30.7
                                                       -------- -------- -----
  Total, excluding amounts due within one year........ $822,311 $872,311 100.0%
                                                       ======== ======== =====

                                USE OF PROCEEDS

  The proceeds from the sale of the Series B Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $72,500,000 as of August 17, 1999.

                         RECENT RESULTS OF OPERATIONS

  For the twelve months ended June 30, 1999, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $633,759,000, $84,728,000 and $54,329,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended June 30, 1999 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended June 30, 1999 were 3.79 and 3.73, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1997 were 4.18 and 3.53, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1998 were 3.83 and 3.72, respectively.

                   DESCRIPTION OF THE SERIES B SENIOR NOTES

  Set forth below is a description of the specific terms of the Series B 7.05% Senior Notes due August 15, 2004 (the "Series B Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture dated as of January 1, 1998 (the "Senior Note Indenture") between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

General

  The Series B Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series B Senior Notes will be limited in aggregate principal amount to $50,000,000.

  The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on August 15, 2004. The Series B Senior Notes are not subject to any sinking fund provision. The Series B Senior Notes are available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

  Each Series B Senior Note shall bear interest at the rate of 7.05% per annum (the "Securities Rate") from the date of original issuance, payable semiannually in arrears on February 15 and August 15 of each year to the person in whose name such Series B Senior Note is registered at the close of business on the February 1 or August 1, as the case may be, immediately preceding such payment date. The initial Interest Payment Date is February 15, 2000. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series B Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

Ranking

  The Series B Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series B Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $281,700,000 outstanding at June 30, 1999. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Redemption

  The Series B Senior Notes will not be redeemable at the option of the Company prior to maturity.

Book-Entry Only Issuance--The Depository Trust Company

  The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series B Senior Notes. The Series B Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series B Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series B Senior Notes, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a

"clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

  Purchases of Series B Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series B Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series B Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series B Senior Notes. Transfers of ownership interests in the Series B Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Senior Notes, except in the event that use of the book-entry system for the Series B Senior Notes is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the Series B Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series B Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to DTC. If less than all of the Series B Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series B Senior Notes in accordance with its procedures.

  Although voting with respect to the Series B Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series B Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series B Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments on the Series B Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided herein, a Beneficial Owner of a global Series B Senior Note will not be entitled to receive physical delivery of Series B Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series B Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series B Senior Note.

  DTC may discontinue providing its services as securities depositary with respect to the Series B Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series B Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series B Senior Notes. In that event, certificates for the Series B Senior Notes will be printed and delivered to the holders of record.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

  The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, relating to titles to property of the Company under "Item 2--Properties--Titles to Property," and relating to the Company under "Item 1--Business--Regulation," "Item 1--Business--Rate Matters" and "Item 1--Business--Competition," have been reviewed by Beggs & Lane, A Registered Limited Liability Partnership, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below and each of the Underwriters severally has agreed to purchase the principal amount of Series B Senior Notes set forth opposite its name below:

                                                                    Principal
                                                                    Amount of
                                                                 Series B Senior
   Name                                                               Notes
   ----                                                          ---------------
   Bear, Stearns & Co. Inc......................................   $25,000,000
   Banc One Capital Markets, Inc................................    25,000,000
                                                                   -----------
    Total.......................................................   $50,000,000
                                                                   ===========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Series B Senior Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Series B Senior Notes if any are taken.

  The Underwriters propose initially to offer all or part of the Series B Senior Notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.125% of the principal amount of the Series B Senior Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of 0.100% of the principal amount of the Series B Senior Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

  The underwriting discounts and commissions to be paid to the Underwriters by the Company with this offering will be 0.227% per Series B Senior Note, for a total of $113,500. In addition, the Company estimates that it will incur other offering expenses of approximately $145,000.

  In order to facilitate the offering of the Series B Senior Notes, the Underwriters or their affiliates may engage in transactions that stabilize, maintain or otherwise affect the price of the Series B Senior Notes. Specifically, the Underwriters or their affiliates may over-allot in connection with this offering, creating short positions in the Series B Senior Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Series B Senior Notes, the Underwriters or their affiliates may bid for, and purchase Series B Senior Notes in the open market. Finally, the Underwriters or their affiliates may reclaim selling concessions allowed to an underwriter or dealer for distributing Series B Senior Notes in this offering, if the Underwriters or their affiliates repurchase previously distributed Series B Senior Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series B Senior Notes above independent market levels. The Underwriters or their affiliates are not required to engage in these activities, and may end any of these activities at any time.

  Neither the Company nor either of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B Senior Notes. In addition, neither the Company nor either of the Underwriters makes any representation that such transactions will be engaged in or that such transactions, once commenced, will not be discontinued without notice.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Underwriters and their affiliates engage in transactions with and perform services for the Company in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company or its affiliates.

  The Series B Senior Notes will not have an established trading market when issued. There can be no assurance of a secondary market for the Series B Senior Notes or the continued liquidity of such market if one develops. It is not anticipated that the Series B Senior Notes will be listed on any securities exchange.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                  $50,000,000

                        GULF POWER COMPANY APPEARS HERE

                Series B 7.05% Senior Notes due August 15, 2004
                                  -----------

                               TABLE OF CONTENTS

                                  -----------

                                                                          Page
                                                                          ----
                             Prospectus Supplement
The Company.............................................................. S-2
Capitalization........................................................... S-2
Use of Proceeds.......................................................... S-2
Recent Results of Operations............................................. S-2
Description of the Series B Senior Notes................................. S-3
Experts.................................................................. S-5
Underwriting............................................................. S-6

                                   Prospectus
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Selected Information.....................................................   3
Gulf Power Company.......................................................   4
The Trusts...............................................................   4
Accounting Treatment.....................................................   5
Use of Proceeds..........................................................   5
Recent Results of Operations.............................................   5
Description of the Senior Notes..........................................   5
Description of the Junior Subordinated Notes.............................   9
Description of the Preferred Securities..................................  14
Description of the Guarantees............................................  15
Relationship Among the Preferred Securities, the Junior Subordinated
 Notes and the Guarantees................................................  17
Plan of Distribution.....................................................  19
Legal Matters............................................................  19
Experts..................................................................  20

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                            Bear, Stearns & Co. Inc.
                         Banc One Capital Markets, Inc.

                                August 17, 1999
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